OMB APPROVAL

                                                        OMB NUMBER 3235-0058
                                                        EXPIRES: JUNE 30, 1994
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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12B-25

                                                                 SEC FILE NUMBER
                                                                     0-25896
                           NOTIFICATION OF LATE FILING
                                                                   CUSIP NUMBER

(CHECK ONE) |X| Form 10-K and Form 10-KSB | | Form 20-F | | Form 11-K | | Form 10-Q and Form 10-QSB | | Form N-SAR

                  For Period Ended: December 31, 1997
                  [ ] Transition Report on Form 10-KSB
                  [ ] Transition Report on Form 20-F
                  [ ] Transition Report on Form 11-K
                  [ ] Transition Report on Form 10-Q
                  [ ] Transition Report on Form N-SAR
                  For Transition Period Ended: ______________________________

  READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.
    NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
                   VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

Full Name of Registrant

                      TEL-COM WIRELESS CABLE TV CORPORATION

Former Name if Applicable

                             1506 N.E. 162ND STREET

Address of Principal Executive Office (STREET AND NUMBER)

                        NORTH MIAMI BEACH, FLORIDA 33162

City, State and Zip Code

PART II -- RULES 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b) [P. 23,047], the following should be completed. (Check box if appropriate)

       (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

|X|    (b)  The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-L or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and [Amended in Release No. 34-26589 (P. 72,435), effective April 12,
            1989, 54 F.R. 10306.]

       (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period. [Amended in Release No. 34-26589 (P. 72,439), effective August 13, 1992, 57 FR 36442.]

                                                 (ATTACH EXTRA SHEETS IF NEEDED)

                                                                 SEC 1344 (6/93)

The Company has undergone a change in control as well as changes in its management, board of directors, legal counsel and the location of its principal offices since the filing of the Company's Annual Report on Form 10-KSB in 1997, and there have been delays in the transfer of company records and the gathering and verification of Company financial and accounting data needed to accurately complete the Company's Annual Report on Form 10-KSB for the year ended December 31, 1997.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

       SAMUEL H. SIMKIN                         305           947-3010
-----------------------------------             -----------   ------------------
           (Name)                               (Area Code)   (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                                  |X| Yes | | No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof:

                                                                  | | Yes |X| No

       If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

--------------------------------------------------------------------------------

                      TEL-COM WIRELESS CABLE TV CORPORATION
                  --------------------------------------------
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date MARCH 31, 1998        /S/ SAMUEL H. SIMKIN, VICE PRESIDENT AND GEN. COUNSEL
     --------------        -----------------------------------------------------
                           Samuel H. Simkin, Vice President & Gen. Counsel

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. if the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

   INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL
                        VIOLATIONS (SEE 18 U.S.C. 1001).

                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240, 12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the Form will be made a matter of the public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. ELECTRONIC FILERS. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (Section 232.201 or Section 232,202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (Section 232.13(b) of this chapter). [Added in Release No. 34-31905 (P. 85,111), effective April 26, 1993, 58 FR 14628; and Release No. 34-35113 (P. 85,475), effective January 30, 1995, 59 F.R. 67752].